

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

J. Heath Deneke
President and Chief Executive Officer
Summit Midstream Partners, LP
910 Louisiana Street, Suite 4200
Houston, TX 77002

Re: Summit Midstream Partners, LP
Registration Statement on Form S-1
Filed November 3, 2020
File No. 333-249831

Dear Mr. Deneke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason A. Rocha